Filed Pursuant to Rule 433
Registration No. 333-233403-03

Entergy Mississippi, LLC
$200,000,000
First Mortgage Bonds,
2.55% Series due December 1, 2033

Final Terms and Conditions
November 10, 2021

Issuer:	Entergy Mississippi, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	November 10, 2021

Settlement Date (T+3)(2):	November 16, 2021

Principal Amount:	$200,000,000

Interest Rate:	2.55%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2022

Final Maturity Date:	December 1, 2033

Optional Redemption Terms:	Make-whole call at any time prior to September 1, 2033 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Price:	97-16+

Benchmark Treasury Yield:	1.525%

Spread to Benchmark Treasury:	+105 bps

Re-offer Yield:	2.575%

Price to Public:	99.742% of the principal amount

Net Proceeds Before Expenses:	$198,134,000

CUSIP / ISIN:	29366W AC0 / US29366WAC01

Joint Book-Running Managers:	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about November 16, 2021, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or (ii) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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